DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05050560

April 7, 2005

Geoffrey L. Newton
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/7/2005

Re: Centex Corporation
Incoming letter dated March 18, 2005

Dear Mr. Newton:

This is in response to your letter dated March 18, 2005 concerning the shareholder proposal submitted to Centex by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 8 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

PROCESSED
APR 12 2005
THOMSON
FINANCIAL

BAKER BOTTS L.L.P.

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

RECEIVED
2005 MAR 18 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY

Geoff Newton
214-953-6753
FAX 214-661-4753
geoff.newton@bakerbotts.com

March 18, 2005

RECD S.E.C.
MAR 18 2005
1086

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we hereby give notice on behalf of Centex Corporation, a Nevada corporation (the "**Company**"), of the Company's intention to omit from its proxy statement for its 2005 annual meeting of stockholders (the "**2005 Proxy Statement**") (i) a shareholder proposal (the "**First Proposal**") submitted to the Company by the Massachusetts Laborers' Pension Fund ("**MLPF**") under cover of a letter dated February 8, 2005 and (ii) a shareholder proposal (the "**Second Proposal**") submitted to the Company by the United Brotherhood of Carpenters Pension Fund ("**UBCPF**") under cover of a letter dated February 10, 2005. Copies of the First Proposal and the Second Proposal, in each case together with the related supporting statements are attached hereto as Exhibits A and B, respectively.

We hereby request confirmation that the staff of the Office of the Chief Counsel (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if, in reliance on the provisions of Rule 14a-8(i)(10), the Company omits both the First Proposal and the Second Proposal (collectively, the "**Proposals**") from the 2005 Proxy Statement on the grounds that the Company has substantially implemented each of them.

In the alternative, if the Staff does not concur that the Company may omit the First Proposal under Rule 14a-8(i)(10), the Company requests the Staff's concurrence that it may exclude the Second Proposal under Rule 14a-8(i)(11) because it substantially duplicates the First Proposal.

The Company expects to file the definitive 2005 Proxy Statement with the Commission on or about June 9, 2005. Accordingly, as contemplated by Rule 14a-

8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2005 Proxy Statement.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibits. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying each Proposal, a copy of this submission is being forwarded simultaneously to MLPF and UBCPF (collectively, the "**Proponents**"). This letter constitutes the Company's statement of the reasons it deems the omission of each of the Proposals to be proper. We have been advised by the Company as to all factual matters set forth herein.

The Proposals

Each of the Proposals relates to the policies and practices of the Company with respect to the payment of performance-based equity compensation to its senior executives. The First Proposal requests that the Compensation and Management Development Committee (the "**Compensation Committee**") of the Board of Directors of the Company adopt a policy that a significant portion of future stock option grants be performance-based. The Second Proposal requests that the Compensation Committee adopt a performance and time-based restricted share grant program for senior executives of the Company.

The full text of the First Proposal is as follows:

> **Resolved:** That the shareholders of [the Company] hereby request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

The full text of the Second Proposal is as follows:

> **Resolved:** That the shareholders of [the Company] hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted

share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Statement of Bases for Exclusion

Summary Statement

The Company believes that it may omit the First Proposal from the 2005 Proxy Statement for the following reasons:

1. A significant component (approximately 50%) of the annual long-term compensation currently paid by the Company to its executive officers is in the form of stock options.

2. Stock options are granted by the Company to executive officers in connection with its long-term compensation program only upon the satisfaction of meaningful performance criteria.

3. The use of performance criteria as a condition to the grant of stock options has substantially the same effect as the grant of stock options subject to performance-vesting requirements.

Similarly, the Company believes that it may omit the Second Proposal from the 2005 Proxy Statement for the following reasons:

1. A significant component (approximately 25%) of the annual long-term compensation currently paid by the Company to its executive officers is in the form of restricted stock, or substantially similar awards.

2. Restricted stock awards are made by the Company to executive officers in connection with its long-term compensation program only upon the satisfaction of meaningful performance criteria.

3. The use of performance criteria as a condition to the grant of restricted stock awards has substantially the same effect as the grant of restricted stock subject to performance-vesting requirements.

4. Restricted stock awards made by the Company to executive officers are subject to a three-year time vesting requirement.

In addition, the Company believes that it may omit the Second Proposal from the 2005 Proxy Statement because its principal thrust and focus are the same as the First Proposal.

Rule 14a-8(i)(10)

The Company believes that each of the Proposals may properly be excluded from the 2005 Proxy Statement on the grounds that the Company has already substantially implemented such Proposal within the meaning of Rule 14a-8(i)(10).

Rule 14a-8(i)(10) provides that an issuer may exclude a shareholder proposal if the issuer has already substantially implemented the proposal. Exclusion under this Rule does not require the proposal to have been fully implemented. Instead, the applicable standard is whether the proposal has been "substantially implemented by the issuer." *See* Sec. Ex. Act Rel. No. 34-20091 (August 16, 1983). The Staff has indicated that "a determination that [an issuer] has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

<u>Long-Term Compensation Policies, Practices and Procedures</u>

It has been the longstanding policy of the Compensation Committee that the long-term component of compensation granted to executive officers of the Company should be performance-based. This policy is, for example, clearly expressed in the Company's proxy statement for its 2004 annual meeting of stockholders (the "**2004 Proxy Statement**"), in which the Compensation Committee stated in its report to stockholders that (i) "a significant portion of compensation [paid to executive officers] should be in the form of long-term incentive compensation that . . . creates rewards for long-term sustained company performance and the achievement of [the Company's] strategic objectives" and (ii) "[a]ll . . . long-term incentive awards [for the Company's 2004 fiscal year] are strictly performance-based." *See* 2004 Proxy Statement, pp. 15-16.

Although the mix of long-term compensation awards used by the Compensation Committee has varied, in recent years these awards have included both stock options and restricted stock as significant components. Thus, in fiscal 2003 and fiscal 2004, the Compensation Committee made significant grants of both (i) stock options and (ii) restricted stock or substantially similar awards, such as restricted stock units or restricted deferred stock units (as applicable, "**restricted stock awards**"), under the 2001 Plan (as defined below) or the LTIP (as defined below) to each of the top five executive officers who was not scheduled to retire at the end of the applicable fiscal year or during the next fiscal year. *See* 2004 Proxy Statement, pp. 19-22; 2003 Proxy Statement, pp. 15-16. For each of fiscal 2003 and fiscal 2004, approximately 50% of the long-term compensation awards made to these executive officers were in the form of stock options and approximately 25% of such awards were in the form of restricted stock awards. *See* 2004 Proxy Statement, pp. 16-17; 2003 Proxy Statement, p. 20. The remainder of the long-term compensation awards made to executive officers during these fiscal years were in the form of deferred cash awards.

At the present time, the principal stock compensation plans under which the Compensation Committee is authorized to grant stock options or restricted stock awards are the Amended and Restated Centex Corporation 2001 Stock Plan (the "**2001 Plan**"), the Amended and Restated Centex Corporation 2003 Equity Incentive Plan (the "**2003 Plan**") and the Amended and Restated Centex Corporation Long-Term Incentive Plan (the "**LTIP**"). Regardless of the type of equity compensation selected by the Compensation Committee, grants made under these plans may be subject to the attainment in the future of one or more performance goals. For example, the 2003 Plan states that awards may be subject to goals based on any of the following measures:

> (a) earnings, either in the aggregate or on a per-share basis, reflecting such dilution of shares as the [Compensation] Committee deems appropriate, including operating earnings, pre-tax earnings, earnings before interest and taxes, and earnings before interest, taxes, depreciation and

> amortization; (b) gross or net revenue; (c) operating or net cash flow; (d) financial return ratios (e.g., return or net return on one or more of the following: assets, net assets, equity, invested capital, revenue); (e) margins, including net, operating or pre-tax margins; (f) total shareholder return; (g) financial ratios (e.g., debt to capitalization or debt to equity); (h) growth in financial measures or ratios (e.g., revenue, earnings, cash flow, stockholders' equity, margins); or (i) customer satisfaction, based on specified objective goals, or a customer survey sponsored by the [Company] or one or more business units or divisions of the [Company].

2003 Plan, paragraph 8(a)(iii); *see also* 2001 Plan, paragraph 17(h). The 2001 Plan and the 2003 Plan, which were approved by the Company's stockholders at the 2001 and 2003 annual meetings of stockholders, respectively, are attached as Exhibits 10.3 and 10.6 to the Company's Annual Report on Form 10-K filed with the Commission on May 28, 2004 (the "**2004 Annual Report**"). The LTIP is attached as Exhibit 10.4 to the 2004 Annual Report.

The Company's current practices with respect to long-term compensation awards to executive officers demonstrate its commitment to ensuring that these awards are subject to significant performance goals and time-vesting requirements. These practices include the following:

a. *Timing of Awards and Procedures.* In the first quarter of each fiscal year, the Compensation Committee meets to set the performance goals to be used for long-term compensation awards for such fiscal year. At this time, the Compensation Committee (i) identifies the specific performance metrics to be used, (ii) determines the specific performance level or levels required to be achieved with respect to each metric and (iii) establishes an award opportunity or a range of award opportunities that are available to each executive officer if the applicable performance levels are achieved.

In the first quarter of the following fiscal year, the Compensation Committee meets again to determine whether the performance goals for the prior fiscal year have in fact been satisfied. In determining whether goals have been satisfied, the Compensation Committee reviews the financial performance of the Company for the prior fiscal year, and discusses such financial performance and any other relevant information with management. If the Compensation Committee finds that the performance goals have been satisfied, the Compensation Committee makes awards to executive officers commensurate with the performance levels achieved, which awards are then ratified by the Board of Directors of the Company.

b. *Performance Metrics*. In recent years, the Compensation Committee has used one or more of the following as the principal performance metrics for stock option and restricted stock awards made to executive officers of the Company: (i) increases in revenues, (ii) increases in earnings, (iii) increases in margins and (iv) return on equity. *See, e.g.,* 2004 Proxy Statement, p. 17 (containing discussion of metrics for fiscal 2004 and 2005). For these purposes, the increase in revenues metric compares revenues of the Company in the current fiscal year to its revenues in the prior fiscal year. The increase in earnings metric compares the earnings of the Company in the current fiscal year to its earnings in the prior fiscal year. The increase in margins metric compares pre-tax operating margins of the Company in the current fiscal year to the same measure in the prior fiscal year. The return on equity metric is based on the earnings generated by the Company during a particular fiscal year as a percentage of stockholders' equity of the Company (as determined either at the beginning of the year or based on average stockholder's equity during the year). In addition, in the case of one executive officer who was in the process of transitioning from the Company's homebuilding business to more general corporate responsibilities, the Compensation Committee has used certain other performance metrics relating solely to its homebuilding business.

c. *Significance of Performance Goals*. The Company believes that the performance metrics and performance levels established by the Compensation Committee in recent years represent valid and meaningful measures of the Company's performance. As noted above, the principal metrics used by the Compensation Committee in recent years are based largely on the Company's revenues and earnings, which are accepted measures of financial performance in accordance with generally accepted accounting principles and are easily accessible to stockholders through the Company's filings with the Commission. Moreover, the Company believes that the performance levels set by the Compensation Committee have required that significant improvements in financial performance be achieved as a condition to the grant of equity awards. For example, the principal performance goals established by the Compensation Committee for fiscal 2003 required that (i) no long-term compensation award would be made to any executive officer if the Company's return on equity was less than 13% and (ii) the maximum award would only be made to executive officers if the Company's return on equity was equal to or greater than 18%. *See* 2003 Proxy Statement, p. 20.

d. *Time Vesting Requirements*. Each of the 2001 Plan, the 2003 Plan and the LTIP contemplate that long-term equity awards may be subject to time-vesting requirements (which apply once the performance conditions have been satisfied and the awards have been granted). In this regard, the LTIP expressly provides for incremental vesting over a three-year period. On the other hand, the 2001 Plan and the 2003 Plan provide for vesting periods to be determined by the Compensation Committee. In practice, however, all long-term compensation awards made to executive officers under these plans in recent years have been subject to a three-year vesting schedule. For example, stock options and restricted stock awards made by the Compensation Committee for fiscal 2003 and 2004 vest at a rate of 8¼% per quarter from and after the date the award was confirmed by the Compensation Committee, so that the stock option or restricted stock award will be fully vested in three years. As noted above, however, achievement of the performance goals and the subsequent grant of awards must occur before any time vesting schedules begin to run.

Comparison to the Proposals

In light of the foregoing description of the Company's long-term compensation plans, policies, practices and procedures, we believe that it is clear that the Company has substantially implemented each of the Proposals.

First, a significant component of the long-term compensation awards made by the Company to its executive officers during the past two years has been in the form of both stock options and restricted stock awards. In particular, approximately 50% of the total long-term compensation awarded to executive officers for fiscal 2003 and 2004 consisted of stock options and 25% of such compensation consisted of restricted stock awards. *See* 2004 Proxy Statement, p. 17; 2003 Proxy Statement, p. 20. Therefore, the Company's long-term compensation program (as reflected in both the Company's plans and practices) includes the types of equity awards contemplated by each of the Proposals.

Second, all of the annual long-term compensation awards made by the Company to its executive officers during the past several years, with one exception,[1] have been performance-based. In particular, the Compensation Committee has conditioned the grant of stock options and restricted stock awards on the satisfaction of meaningful performance goals of the types described above. As previously noted, the practice of the Compensation Committee has been to require that the performance goals established by it be satisfied *prior* to the time the award is made. This differs to some

---

[1] For fiscal 2003, Mr. Tim Eller received an award of 100,000 shares of restricted stock under the LTIP in connection with his promotion to President and Chief Operating Officer of the Company, which was not based on pre-established performance goals. The shares covered by this restricted stock award will vest only if Mr. Eller remains in a senior management position with Centex through March 31, 2008.

extent from the approach taken in the Proposals, which refer to (i) stock options "which *vest* when a performance target is met" or (ii) restricted stock awards that are subject to "Operational Performance-*Vesting* Measures" (emphasis added). However, we believe that this distinction is not a significant one. For example, in an analogous context, the Commission has recognized that, for purposes of the reporting requirements of Section 16(a) of the Exchange Act, a stock option or restricted stock award that does not vest unless the issuer achieves specified performance targets (not based on the price of the issuer's stock) need not be treated as granted to an executive officer until the performance targets have been achieved. *See* Equifax Inc. (January 5, 1993); Certilman Balin Adler & Hyman (April 20, 1992). In other words, the Commission views the point in time when the performance-related vesting occurs as equivalent to the grant date for purposes of reporting the acquisition of an equity award. We believe that this position supports our view that for purposes of evaluating whether the Proposals have been substantially implemented there is no meaningful distinction between performance-based *grant* conditions and performance-based *vesting* conditions.

Third, the Company has disclosed the nature of the principal performance metrics fixed by the Compensation Committee for awards to executive officers. For example, the 2004 Proxy Statement disclosed that long-term compensation awards made to executive officers for fiscal 2004 were "determined by reference to the percentage increase in fiscal 2004 net earnings over the prior fiscal year and the return on beginning stockholders' equity for fiscal 2004 . . . ." *See* 2004 Proxy Statement, p. 16. Similarly, the 2003 Proxy Statement disclosed that the principal long-term compensation awards to executive officers were "based upon [the Company's] return on beginning stockholders' equity." *See* 2003 Proxy Statement, p. 20. In the future, the Company intends to continue to disclose to stockholders the performance metrics established by the Compensation Committee for all stock options and restricted stock awards made to executive officers. We believe that these disclosure practices satisfy the request made in the Second Proposal that "performance benchmarks selected by the Compensation Committee should be clearly disclosed to the shareholders."

Fourth, the Company has used a three-year time-based vesting requirement for all long-term compensation awards made to its executive officers during the past two years, including stock options and restricted stock awards. We believe that this satisfies the request made in the Second Proposal that a "time-based requirement of at least three years . . . also be a feature of the" Company's equity compensation program.

Finally, the Company believes that the implementation of the policies, practices and procedures described above have contributed to its ability to achieve superior investment returns for its stockholders. Over the past five years, the Company has placed in or near the top 100 companies in the Standard & Poor's 500 Index for return on equity and only four companies out of the S&P 500 have provided a higher total shareholder return. In addition, during the past two years, the Company has spun-off two of its businesses to its stockholders, which has provided an additional return not reflected in the Company's stock price. At a minimum, the Company believes that its performance-based long-term compensation program has been a significant factor in generating these investment returns.

For the foregoing reasons, the Company believes that its existing policies, practices and procedures with respect to the payment of long-term compensation to executive officers are consistent with and compare favorably to both the performance-based stock option program described in the First Proposal and the performance-based restricted share grant program described in the Second Proposal. Accordingly, the Company respectfully submits that it has substantially implemented each Proposal and requests confirmation from the Staff that both Proposals can be excluded from the 2005 Proxy Statement.

Rule 14a-8(i)(11)

If the Staff does not concur that the First Proposal may be omitted pursuant to Rule 14a-8(i)(10), the Company respectfully requests the Staff's confirmation that the Second Proposal may properly be excluded from the 2005 Proxy Statement in accordance with Rule 14a-8(i)(11), given that it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received both the First Proposal and the Second Proposal on February 11, 2005. Although the Company is unable to determine which proposal physically arrived at its offices at an earlier time (and in fact receipt appears to have occurred by mail or courier at substantially the same time), the Company believes that the First Proposal should be treated as having been "submitted previously" as it is signed and dated two days earlier than the Second Proposal.

Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal in order for it to be excluded, but rather allows exclusion if a later proposal contains the same principal thrust or focus as a previously submitted proposal. *See* Pacific Gas and Electric Company (February 1, 1993). In Abbott Laboratories (February 4, 2004), the Staff concluded that a proposal to prohibit stock option grants to senior executives was substantially duplicative of another proposal, which not only would have prohibited stock option grants, but would also have capped salaries, bonuses and severance pay. In Home Depot, Inc. (February 28, 2005), the Staff concluded that a proposal requesting that "a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance based goals as a prerequisite to vesting" was substantially duplicative of a proposal requesting the adoption of a "performance and time-based restricted share grant program."

The Company respectfully submits that the First Proposal and the Second Proposal contain the same principal thrust or focus — namely, they request that the Compensation Committee adopt a long-term equity compensation program for senior executives based on the achievement of meaningful performance-based objectives. Thus, the First Proposal requests that the Compensation Committee adopt a policy that a significant portion of future stock option grants to senior executives be "performance-based," including "performance-vesting options, which vest when a performance target is met." Similarly, the Second Proposal requests that the Compensation Committee adopt a "performance and time-based" restricted share grant program for senior executives.

Admittedly, there are some differences between the two Proposals. For example, the Proposals contemplate different types of equity compensation awards — stock options in the case of the First Proposal and restricted shares in the case of the Second Proposal. Furthermore, the First Proposal is silent on the issue of time-based vesting, while the Second Proposal specifically refers to this issue. However, we believe that since both Proposals fundamentally seek to link future equity awards to meaningful performance benchmarks, the principal thrust and focus of the Proposals are the same. In addition, because the Proposals seek to implement a performance-based compensation structure using different types of awards, the Proposals represent two alternative approaches to dealing with the same issue (*i.e.*, establishing an effective performance-based equity compensation program), and therefore inclusion of both Proposals in the 2005 Proxy Statement creates a risk that stockholders will be confused as to how to vote on the Proposals or, if both Proposals are approved, that the Compensation Committee will be subject to arguably inconsistent requests from stockholders. *See* E. I. du Pont de Nemours & Company (February 9, 2005); General Electric Company (January 22, 2003).

In light of the foregoing, the Company believes that the Second Proposal may be properly excluded pursuant to Rule 14a-8(i)(11) and requests confirmation from the Staff that the Second Proposal can be omitted from the 2005 Proxy Statement.

Conclusion

If the Staff does not concur with the positions of the Company discussed above, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either the undersigned at (214) 953-6753 or James Doty at (202) 639-7792 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Very truly yours,

Geoff Newton

Geoffrey L. Newton

(Enclosures)
cc: Richard Metcalf
(Massachusetts Laborers' Pension Fund)

Ed Durkin
(United Brotherhood of Carpenters Pension Fund)

Exhibit A

First Proposal

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 8, 2005

Raymond G. Smerge
Executive Vice President, Chief Legal Officer and Secretary
Centex Corporation
The Centex Building, 2728 North Harwood
Dallas, TX 75201

Dear Mr. Smerge:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Centex Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Rec 2-11-02

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Richard Metcalf

Performance-Based Options Proposal

Resolved:

That the shareholders of Centex Corporation (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement:

As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

STATE STREET.
For Everything You Invest In

Timothy Bias
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
Quincy, Massachusetts 02171

Telephone: (617) 985-3758
Facsimile: (617) 537-5410
tbias@statestreet.com

February 9, 2005

Raymond G. Smerge
Executive Vice President, Chief Legal Officer and Secretary
Centex Corporation
The Centex Building, 2728 North Harwood
Dallas, TX 75201

Re: Certification of Shareholding in Centex .<cusip 152312104> for MA Laborers Pension Fund

Dear Mr. Smerge:

State Street Bank is the record holder for **4,000 shares of Centex common stock** held for the benefit of the Massachusetts Laborers' Pension Fund ("Fund"). The Fund has been beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Tim Bias

Rec 2-10-05

Candie Nelson
03/15/2005 01:47 PM

To: rmetcalf@liuna.org
cc: Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP
Subject: Shareholder proposal -- Meeting with Centex Corporation -- Message from Paul Johnston

Mr. Metcalf,

If convenient to you, Centex would like to have a brief conference call with you in advance of our scheduled meeting on March 29. The purpose of the call would be to discuss with you timing and other considerations with respect to a possible filing by Centex of a no-action request with the SEC relating to the Massachusetts Laborers Pension Fund proposal. As you may know, our deadline to file a no-action letter is next week, prior to our scheduled meeting with you on the 29th.

Would a call this Thursday afternoon at 3:30 or 4:00 central time be convenient? The Centex representatives on the call would be our general counsel and our senior vice president-strategic development. If that time does not work, please suggest another time. We would, of course, still plan on meeting with you on the 29th for a more detailed discussion.

Please let me know. Please send your response directly to my e-mail address below.

Thanks.

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

Stacey Garrison
03/16/2005 09:16 AM

To: Candie Nelson/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP
cc:
Subject: Re: Meeting with Centex

Stacey Garrison
Corporate Communications
Centex Corporation
214.981.6756
214.981.6859 fax

----- Forwarded by Stacey Garrison/COMM/CORP/DALLAS/CENTEXCORP on 03/16/2005 09:16 AM -----

Matt Moyer
03/03/2005 08:53 AM

To: "Metcalf, Richard" <rmetcalf@liuna.org>
cc:
Subject: Re: Meeting with Centex

Richard-

That's correct. I am working with our legal dept to help coordinate the mtg schedule. Iwhen we narrow our attendee list down a bit I will be back to you.

Hope all is well.

It is very cold here in stockholm, but a very beautiful old city.

Regards,

Matt moyer
Matt Moyer
Centex Corporation

----- Original Message -----
From: "Metcalf, Richard" [rmetcalf@liuna.org]
Sent: 03/03/2005 06:50 AM
To: <CNelson@centex.com>
Cc: <MMoyer@centex.com>
Subject: RE: Meeting with Centex

I assume by your email that Matt has settled on 3/29/05 as the date at 9:00 a.m. This is fine. Our building is located at 905 - 16th St. NW - 2 blocks north of the White House. Please have Matt contact us regarding who will attend, etc. when he returns to the country.

Richard Metcalf

-----Original Message-----
From: CNelson@centex.com [mailto:CNelson@centex.com]
Sent: Wednesday, March 02, 2005 6:13 PM
To: Metcalf, Richard
Cc: MMoyer@centex.com; pjohnston@centex.com
Subject: Fw: Meeting with Centex

Mr. Metcalf,

Matt Moyer forwarded your e-mail message to me and asked me to contact you regarding scheduling the meeting for Tuesday, March 29th at 9:00

a.m. in your D.C. office. Since Matt is out of town, please call Paul Johnston at 214-981-6633 if you have any questions, or if that time is not convenient for you. Thank you.

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

----- Original Message -----
From: "Metcalf, Richard" [rmetcalf@liuna.org]
Sent: 03/02/2005 09:13 AM
To: Matt Moyer
Subject: Meeting

It turns out that I will be in the DC area during the week of March 28th. So, the end of either week is ok. Since you are traveling, go ahead and shoot me the mest dates for you and we can finalize it. My guess is that if there is a choice that the week of the 28th is preferable to the week of the 21st.

Richard Metcalf

Candie Nelson
03/03/2005 03:32 PM

To: "Metcalf, Richard" <rmetcalf@liuna.org>
cc: Matt Moyer/INVRELATIONS/DALLAS/CENTEXCORP@CENTEXCORP, Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP
Subject: RE: Meeting with Centex

Mr. Metcalf,

Thank you for your confirmation. We will plan to meet at 9:00 a.m. on March 29. Matt will be back in touch with you when he returns. Thank you.

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

"Metcalf, Richard" <rmetcalf@liuna.org>

"Metcalf, Richard" <rmetcalf@liuna.org>
03/03/2005 06:50 AM

To: <CNelson@centex.com>
cc: <MMoyer@centex.com>
Subject: RE: Meeting with Centex

I assume by your email that Matt has settled on 3/29/05 as the date at 9:00 a.m. This is fine. Our building is located at 905 - 16th St. NW - 2 blocks north of the White House. Please have Matt contact us regarding who will attend, etc. when he returns to the country.

Richard Metcalf

-----Original Message-----
From: CNelson@centex.com [mailto:CNelson@centex.com]
Sent: Wednesday, March 02, 2005 6:13 PM
To: Metcalf, Richard
Cc: MMoyer@centex.com; pjohnston@centex.com
Subject: Fw: Meeting with Centex

Mr. Metcalf,

Matt Moyer forwarded your e-mail message to me and asked me to contact you regarding scheduling the meeting for Tuesday, March 29th at 9:00 a.m. in your D.C. office. Since Matt is out of town, please call Paul Johnston at 214-981-6633 if you have any questions, or if that time is not convenient for you. Thank you.

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

----- Original Message -----
From: "Metcalf, Richard" [rmetcalf@liuna.org]
Sent: 03/02/2005 09:13 AM
To: Matt Moyer
Subject: Meeting

It turns out that I will be in the DC area during the week of March 28th. So, the end of either week is ok. Since you are traveling, go ahead and shoot me the mest dates for you and we can finalize it. My guess is that if there is a choice that the week of the 28th is preferable to the week of the 21st.

Richard Metcalf

Stacey Garrison
03/16/2005 03:37 PM

To: Candie Nelson/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP
cc:
Subject: RE: Contact Info

Stacey Garrison
Corporate Communications
Centex Corporation
214.981.6756
214.981.6859 fax

----- Forwarded by Stacey Garrison/COMM/CORP/DALLAS/CENTEXCORP on 03/16/2005 03:37 PM -----

"Metcalf, Richard" <rmetcalf@liuna.org>
02/28/2005 10:01 AM

To: <MMoyer@centex.com>
cc:
Subject: RE: Contact Info

Thanks Matt.

Richard Metcalf, Director
Department of Corporate Affairs
LIUNA

-----Original Message-----
From: MMoyer@centex.com [mailto:MMoyer@centex.com]
Sent: Monday, February 28, 2005 11:00 AM
To: Metcalf, Richard
Subject: Contact Info

Richard-

Thanks for returning my call. It was nice to meet you.
As we discussed, it appears the later half of the weeks of 3/21 and 3/28 may work to set up meetings.

Regards,

Matthew Moyer
VP-Investor Relations
Centex Corporation
214-981-6901
mmoyer@centex.com

<u>Exhibit B</u>

Second Proposal

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 10, 2005

Raymond G. Smerge
Executive Vice President and Corporate Secretary
Centex Corporation
The Centex Building
2728 North Harwood
Dallas, TX 75201

Dear Mr. Smerge:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Centex Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue; NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Rec 2-11-02

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of Centex Corporation ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIM LE 214-981-6855]

March 1, 2005

Paul M. Johnson
Vice President and Cor orate Counsel
Centex Corporation
2728 North Harwood
Dallas, Texas 75201-15 16

Re: Shareholder Proposal Record Letter

Dear Mr. Johnson:

AmalgaTrust C mpany Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,000 shares of Centex Corporation common stock held for the benefit of the Fund. The Fund has been a bene icial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the share nolder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Excl ange Commission rules and regulations. The Fund continues to hold the shares of Comj any stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822- 220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarr n, Fund Chairman
Edward J. Durkin

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	0341
RECIPIENT ADDRESS	912025434871
DESTINATION ID	
ST. TIME	02/22 16:13
TIME USE	01'36
PAGES SENT	9
RESULT	OK

CENTEX

Law Department
2728 N. Harwood, 9th Floor
Dallas, TX 75201
Phone: 214-981-5000
Fax: 214-981-6855

FACSIMILE COVER PAGE

Pages: 9, including cover page

CENTEX

Paul M. Johnston

Vice President and
Corporate Counsel

Centex Corporation
P.O. Box 199000
Dallas, Texas 75219-9000

2728 North Harwood
Dallas, Texas 75201-1516

Phone: 214 981-6633
Fax: 214 981-6855
pjohnston@centex.com

February 22, 2005

Via Certified Mail and Facsimile *#7001 2510 0001 8935 5285*

United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Attention: Edward J. Durkin Fax No. 202-543-4871

Re: Shareholder Proposal dated February 10, 2005

Dear Sirs:

Reference is made to the shareholder proposal dated February 10, 2005, submitted by the United Brotherhood of Carpenters Pension Fund (the "Fund") for inclusion in the Centex Corporation ("Centex") proxy statement for its upcoming 2005 annual meeting of stockholders (the "Proposal").

In its letter submitting the Proposal, the Fund indicates it is the beneficial owner of approximately 2,000 shares of Centex common stock that have been held continuously for more than one year prior to the date of submission of the Proposal. The Proposal also states that the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. As of February 22, 2005, Centex has not received this separate verification.

Accordingly, pursuant to Rule 14a-8(f)(1) (Question 6) under the Securities Exchange Act of 1934, as amended, Centex hereby notifies the Fund that it has not received proof of the Fund's eligibility to submit the Proposal as required by Rule 14a-8(b) (Question 2). Under Rule 14a-8(b)(1) (Question 2), in order to be eligible to submit the Proposal, the Fund must have continuously held at least $2,000 in market value, or 1%, of Centex common stock for at least one year by the date the Fund submits the Proposal, and proof of this eligibility must be submitted to Centex in the form of either (1) a written statement from the "record" holder of the securities (usually a broker or a bank) verifying that, at the time the Fund submitted the Proposal, the Fund continuously held the Centex common stock for at least one year; or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it held the required number of shares for the one-year period as of the date of the statement. A copy of Rule 14a-8 is enclosed herewith.

Rule 14a-8(f)(1) (Question 6) requires that your response to this request by Centex for appropriate proof of eligibility be postmarked, or transmitted electronically, no later than 14 days from the date the Fund receives this letter.

We are reviewing the Proposal, and appreciate your concern for the interests of Centex.

Yours truly,

Paul M. Johnston

Paul M. Johnston

Enclosure

cc: Brian J. Woram

"Ed Durkin" <EDurkin@Carpenters.org>
03/15/2005 09:57 AM

To: <pjohnston@centex.com>
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

(202)546-6206 x 221

-----Original Message-----
From: pjohnston@centex.com [mailto:pjohnston@centex.com]
Sent: Tuesday, March 15, 2005 10:38 AM
To: Ed Durkin
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Thanks. What phone number should we call in on?

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com

"Ed Durkin" <EDurkin@Carpenters.org>
03/15/2005 09:25 AM

To: <pjohnston@centex.com>
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Paul,

Thursday, March 17th would be good for a call at 2:30 pm central time. I'll expect your call at that time. Thanks

Ed

-----Original Message-----
From: pjohnston@centex.com [mailto:pjohnston@centex.com]
Sent: Tuesday, March 15, 2005 10:14 AM
To: Ed Durkin
Subject: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin,

If convenient to you, Centex would like to have a brief conference call with you in advance of our scheduled meeting on March 29. The purpose of the call would be to discuss with you timing and other considerations with respect to a possible filing by Centex of a no-action request with the SEC relating to the carpenters pension fund proposal. As you may know, our deadline to file a no-action letter is next week, prior to our scheduled meeting with you on the 29th.

Would a call this Thursday afternoon after 2:30 central time be convenient? The Centex representatives on the call would be our general counsel and our senior vice president-strategic development. If that time does not work, please suggest another time. We would, of course, still plan on meeting with you on the 29th for a more detailed discussion.

Please let me know.

Thanks.

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com

----- Forwarded by Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP on 03/15/2005 08:45 AM -----

Paul Johnston

03/03/2005
09:57 AM

To: edurkin@carpenters.org
cc: Brian Woram/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP, Matt Moyer/INVRELATIONS/DALLAS/CENTEXCORP@CENTEXCORP
Subject: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin:

This is a follow up to a voice mail message I left with you this morning regarding a meeting Centex Corporation would like to set up with the Carpenters Pension Fund to discuss the shareholder proposal Centex received from the Fund on February 10.

Our CEO and Chief Legal Officer plan to be in Washington D.C. on Tuesday, March 29, for another matter, and so it would be convenient for both of them to meet with you and/or other Fund representatives that afternoon.

Please let me know if the afternoon of March 29 would be convenient for the Fund.

We would like very much to discuss the proposal with you, and look forward to your reply.

Thank you.

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com



Brian.Henchey@baker botts.com

03/04/2005 11:28 AM

To: pjohnston@centex.com
cc: Geoffrey.Newton@bakerbotts.com
Subject: FW: United Brotherhood of Carpenters

Paul,
See below for the response from AmalgaTrust re the United Brotherhood of Carpenters.

Regards,
Brian

-----Original Message-----
From: Lawrence Kaplan [mailto:LKAPLAN@aboc.com]
Sent: Friday, March 04, 2005 11:28 AM
To: brian.henchey@BAKERBOTTS.COM
Subject: United Brotherhood of Carpenters

Brian,

Confirming our conversation of today, AmalgaTrust Company Inc, as corporate co-trustee for the United Brotherhood of Carpenters holds their shares of Centex Corp. at the DTC . Please let me know if you need any further information.

Larry Kaplan

Lawrence M Kaplan
Vice President
AmalgaTrust Company Inc
lkaplan@aboc.com
312-822-3220

"Ed Durkin"
<EDurkin@Carpenters.org>
03/03/2005 03:14 PM

To: <CNelson@centex.com>
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Candie,

1:00 pm on Tuesday, March 29th would be good for the meeting in Washington. As we get closer to the meeting I'll talk to Paul. Thanks
Ed

-----Original Message-----
From: CNelson@centex.com [mailto:CNelson@centex.com]
Sent: Thursday, March 03, 2005 3:16 PM
To: Ed Durkin
Cc: MMoyer@centex.com; bworam@centex.com; pjohnston@centex.com
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin,

Paul Johnston asked me to let you know that Centex would like to schedule the March 29 meeting for 1:00 pm., if that is convenient for you. Please let us know. Thank you.

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

----- Forwarded by Candie Nelson/LAW/CORP/DALLAS/CENTEXCORP on 03/03/2005 01:55 PM -----

Paul Johnston
03/03/2005 01:54 PM

To: cnelson@centex.com
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

----- Forwarded by Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP on 03/03/2005 01:54 PM -----

"Ed Durkin"
<EDurkin@Carpenters.org>
To: <pjohnston@centex.com>
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation
03/03/2005 01:46 PM

Paul,

Sorry I've been slow getting back to you, but we would be glad to host a meeting on the afternoon of March 29th in Washington to discuss the director election majority vote proposal. Our office is at 101 Constitution Ave., NW right near the Capitol, so I hope that would be convenient. I have a meeting scheduled at 3:30 pm so something earlier in the afternoon would be good. Thanks

Ed

-----Original Message-----
From: pjohnston@centex.com [mailto:pjohnston@centex.com]
Sent: Thursday, March 03, 2005 10:58 AM
To: Ed Durkin
Cc: bworam@centex.com; MMoyer@centex.com
Subject: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin:

This is a follow up to a voice mail message I left with you this morning regarding a meeting Centex Corporation would like to set up with the Carpenters Pension Fund to discuss the shareholder proposal Centex received from the Fund on February 10.

Our CEO and Chief Legal Officer plan to be in Washington D.C. on Tuesday, March 29, for another matter, and so it would be convenient for both of them to meet with you and/or other Fund representatives that afternoon.

Please let me know if the afternoon of March 29 would be convenient for the Fund.

We would like very much to discuss the proposal with you, and look forward to your reply.

Thank you.

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com



Candie Nelson

03/03/2005 02:16 PM

To: edurkin@carpenters.org
cc: Matt Moyer/INVRELATIONS/DALLAS/CENTEXCORP@CENTEXCORP, Brian Woram/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP, Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP@CENTEXCORP
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin,

Paul Johnston asked me to let you know that Centex would like to schedule the March 29 meeting for 1:00 pm., if that is convenient for you. Please let us know. Thank you.

Candie Nelson
Assistant to Paul Johnston
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: 214-981-6302; Fax: 214-981-6855
E-mail: cnelson@centex.com

----- Forwarded by Candie Nelson/LAW/CORP/DALLAS/CENTEXCORP on 03/03/2005 01:55 PM -----



Paul Johnston

03/03/2005 01:54 PM

To: cnelson@centex.com
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

----- Forwarded by Paul Johnston/LAW/CORP/DALLAS/CENTEXCORP on 03/03/2005 01:54 PM -----

"Ed Durkin" <EDurkin@Carpenters.org>

03/03/2005 01:46 PM

To: <pjohnston@centex.com>
cc:
Subject: RE: Shareholder proposal-Meeting with Centex Corporation

Paul,

Sorry I've been slow getting back to you, but we would be glad to host a meeting on the afternoon of March 29th in Washington to discuss the director election majority vote proposal. Our office is at 101 Constitution Ave., NW right near the Capitol, so I hope that would be convenient. I have a meeting scheduled at 3:30 pm so something earlier in the afternoon would be good. Thanks

Ed

-----Original Message-----

From: pjohnston@centex.com [mailto:pjohnston@centex.com]
Sent: Thursday, March 03, 2005 10:58 AM
To: Ed Durkin
Cc: bworam@centex.com; MMoyer@centex.com
Subject: Shareholder proposal-Meeting with Centex Corporation

Mr. Durkin:

This is a follow up to a voice mail message I left with you this morning regarding a meeting Centex Corporation would like to set up with the Carpenters Pension Fund to discuss the shareholder proposal Centex received from the Fund on February 10.

Our CEO and Chief Legal Officer plan to be in Washington D.C. on Tuesday, March 29, for another matter, and so it would be convenient for both of them to meet with you and/or other Fund representatives that afternoon.

Please let me know if the afternoon of March 29 would be convenient for the Fund.

We would like very much to discuss the proposal with you, and look forward to your reply.

Thank you.

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 N. Harwood
Dallas, TX 75201-1516
Phone: (214) 981-6633
Fax: (214) 981-6855
E-mail: pjohnston@centex.com

Henchey, Brian

From: dgreenblatt@centex.com
Sent: Thursday, March 17, 2005 10:51 AM
To: edurkin@carpenters.org
Cc: pjohnston@centex.com; bstewart@centex.com; bworam@centex.com
Subject: Shareholder Proposal for Centex Corporation

Dear Mr. Durkin:

In preparation for our 2:30 pm (Dallas time) conference call this afternoon, I am attaching below for your review a cover letter and a draft No-Action Letter Request to be sent to the Securities and Exchange Commission. We will call you at (202) 546-6206 x 221 at 2:30 pm (Dallas time) this afternoon and look forward to speaking with you at that time.

Regards.

David Greenblatt

David A. Greenblatt
Vice President and Assistant General Counsel
Centex Corporation
2728 N. Harwood St., 6th Floor
Dallas, TX 75201-1593
(214) 981-6507 (phone)
(214) 981-6866 (fax)
dgreenblatt@centex.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Centex Corporation
Incoming letter dated March 18, 2005

The proposal requests that the compensation committee of the board of directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Centex may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Centex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel